

FORM C-AR

facilitated by



Overview: From C-AR

NAME

WeHa Brewing Company

LEGAL STATUS

FORM: Limited Liability Company
JURISDICTION: CT
DATE OF ORGANIZATION: 05/29/2019

PHYSICAL ADDRESS: 141 Shield Street West Hartford, CT 06110

WEBSITE

CURRENT NUMBER OF EMPLOYEES:

Financial Statements Line Item	Most Recent Fiscal Year End – December 31, 2020	Prior Fiscal Year End – December 21, 2019
Total Assets	91,071	0
Cash	83,286	0
Accounts Receivable	0	0
Short-term debt	8,764	0
Long-term debt	88, 100	0
Revenues	0	0
Costs of Good Sold	0	0
Taxes Paid	0	0
Net Loss	-10,949	0

WeHa Brewing Company

FORM C-AR ANNUAL REPORT

Purpose of This Form

A company that has raised money using Regulation Crowdfunding must report certain information. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.202 listing the information companies must provide. This form – Form C-AR – is the form used to provide that information.

(A) The Company

Name of Company	WeHa Brewing Company
State of Organization	CT
Date of Formation	05/29/2019
Entity Type	Limited Liability Company
Street Address	141 Shield Street West Hartford, CT 06110
Website Address	https://www.wehabrewing.com/

(B) Directors and Officers of the Company

Key Person	Cody McCormack
Position with the Company Title First Year	 President & CEO 2019

Other business experience (last three years)	**Co-Owner & Head Roaster** (WeHa Roasting Company,May2019-Current)- Maintain weekly roasting schedule, work with importers to procure green coffee, manage social media accounts, package anddeliver coffee to customers.
	    ■
	       MTS Consultant (Deloitte, April 2020-Current) - Premium Tax Compliance, Accounting &
	   ■ Reporting for Premium Taxes **Senior Consultant** (Aetna, November *2018 - March 2020*) — Premium Tax Compliance, Accounting & Reporting for Premium Taxes

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Cody McCormack	75%
William Gorry	Tbd

(D) The Company's Business and Business Plan

Overview

WeHa Brewing & Roasting Company is a community focused craft brewery and coffee roaster that will be located in West Hartford, Connecticut. WeHa B&R Co. will be located in a ~6,000 sq. ft facility with a 1,500 square foot dedicated taproom/café, and 500 sq. ft private event space. WeHa will also offer a rotating menu of wood fired pizza that will be made in-house.

WeHa provides a unique offering to the market as it will operate as both a craft brewery and a coffee roasting company. Customers will be able be to come enjoy a carefully crafted beer or artisanal coffee beverage in our welcoming taproom/café. WeHa will be able to offer the highest quality craft beer and coffee by having full control of the process from raw material procurement to serving the end customer.

Our goal is to create a community gathering place where people can come anytime of the day to enjoy a thoughtfully crafted beer or coffee. Can you think of a better way to make that happen then to let the community (you!) be a part of that success by investing in us.

Who are we?

Co-owners Cody and Robbie have extensive experience in the coffee and brewing industries as well as the business acumen to ensure WeHa is a success.

Cody, co-owner and head roaster, has over eight years experience as a Certified Public Accountant and has taken extensive coursework in accounting/finance and business management. Cody has a strong passion for coffee and has been formally educated in coffee roasting and café management. Cody also successfully launched and is currently operating WeHa Roasting Company, which was launched in January of this year.

Robbie has over eight years experience in commercial brewing. He has worked at a number of breweries across the country and most recently as a Head Brewer at a brewery in Brooklyn. He has the experience and knowledge to create a wide portfolio of beers and the industry experience to make WeHa asuccess.

Q&A with Co-Founder Cody McCormack What

will the funds be used for?

The funds raised will be used to purchase brewery and café equipment and also used to build out and outfit our café/taproom with electronic tap lists, speaker systems and more.

What breweries inspired you?

I would say Trillium is the one brewery that got me into craft beer and drew inspiration from. I mean this small little brewery, 500 square feet bar area, no real taproom that people would pick up growlers at and take home with them. They grew from one little bar area to 3 locations in the Boston area. Also, Lamplighter in Cambridge, MA. This is really where the idea sprung from and saw the marriage of coffee and beer play so well together. A caf é inside of a brewery taproom where people where hanging out working on laptops drinking espresso while people were also drinking beer in the same shared space. It played really well together and I was inspired when seeing this for the firsttime.

What differentiates you from the competition?

The biggest thing that will differentiate us is the combination of the coffee and the beer. We will be roasting coffee in-house while also making beer in-house so sky's the limit and we can really be creative and create roast profiles for specific beers. I'm really excited about the collaboration of coffee and beer and tailoring the coffee to specific styles of beer.

What is one of your goals for the business?

To make specialty coffee more approachable. I'll admit at the beginning when I was getting in to specialty coffee, I was very intimidated by the jargon and methods. The extraction methods, processing methods, grind sizes, single origins vs. blends. It can be overwhelming and intimidating at first. Its really been my goal from the onset with the coffee side of things is to make it approachable and educate consumers. We plan to do educational events and classes at the roastery, where you can come roast with me, learn how to do a pour over, and learn the different intricacies of specialtycoffee.

What are you most excited for with opening the brewery/cafe?

Just really getting people in the café/taproom and having our customers try our coffee and beer and seeing their face when they see how great it is. Interacting with our customers and getting feedback from them, seeing what they like and don't like. We really look forward to those face to face interactions with our customers and seeing them enjoying our products. Also, the actual production side of it and coming up with creative collaborations with beer and coffee and seeing all the different and unique beers we come up with.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPONTHE ACCURACYOR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Ownership of the Company

   Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Cody McCormack	75%
William Gorry	non-vested interest at this time. When fully vested, 25%

(H) Indebtedness of the Company

The Company has begun a new securities offering utilizing regulation crowdfunding through Mainvest, Inc. with an investment target of $10,000 by 05/28/2021.

(I) Other Offerings of Securities within the Last Three Years

The company is currently engaged in a securities offering through regulation crowdfunding through Mainvest, Inc.

(J) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering

(K) Compliance with Reporting Obligations

This is the first filing required by regulation crowdfunding since closing the initial close.